UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 23, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the second tranche of the share buy-back programme for 2022 was announced: 4 May 2022.

The duration of the second tranche of the buy-back programme for 2022: 16 May to no later than 26 July 2022.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the second tranche: USD 440,000,000.

From 16 May until 20 May, Equinor ASA has purchased a total of 1,307,928 own shares at the Oslo Stock Exchange at an average price of NOK 336.1768 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
16 May	333,000	330.7705	110,146,576.50
17 May
18 May	321,928	341.4968	109,937,381.83
19 May	324,000	335.8604	108,818,769.60
20 May	329,000	336.7546	110,792,263.40

Previously disclosed buy-backs under the second tranche of the 2022 programme (accumulated)
Previously disclosed buy-backs under the 2021 programme and first tranche of the 2022 programme (accumulated)	27,131,791	247.4239	6,713,054,517.08

Total buy-backs under the 2021 and 2022 programme	28,439,719	251.5056	7,152,749,508.41

Following the completion of the above transactions, Equinor ASA owns a total of 38,306,217 own shares, corresponding to 1.18% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 23, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer